Filed pursuant to Rule 424(b)(3)
File No. 333-268966

PROSPECTUS SUPPLEMENT (To Prospectus dated January 28, 2025)	June 18, 2025

OXFORD PARK INCOME FUND, INC.
COMMON SHARES OF BENEFICIAL INTEREST

Maximum Offering of 20,000,000 Shares

8 Sound Shore Drive, Suite 255
Greenwich, CT 06830

This prospectus supplement contains information which amends, supplements and modifies certain information contained in the prospectus dated January 28, 2025 (the “Base Prospectus” together with this prospectus supplement, the “Prospectus”), which relates to the sale of shares of common stock of Oxford Park Income Fund, Inc. (the “Fund”) in a continuous offering of up to 20,000,000 shares of common stock.

This prospectus supplement supersedes the Base Prospectus to the extent it contains information that is different from or in addition to the information in the Base Prospectus. Unless otherwise indicated, all other information included in the Base Prospectus that is not inconsistent with the information set forth in this prospectus supplement remains unchanged.

You should carefully read the entire Prospectus before investing in our common stock. You should also review the information set forth under the “Risks” section beginning on page 27 of the Base Prospectus and in our subsequent filings with the Securities and Exchange Commission that are incorporated by reference into the Prospectus, before investing.

The terms “Oxford Park,” the “Fund,” “we,” “us” and “our” generally refer to Oxford Park Income Fund, Inc.

AMENDED AND RESTATED EXPENSE SUPPORT AND REIMBURSEMENT AGREEMENT

The Fund and Oxford Park Management, LLC (the “Adviser”) entered into an Amended and Restated Expense Support Agreement, effective May 31, 2025. Until such time that the Fund has total assets of $100,000,000 (the “Expense Payment Period”), the Adviser will pay and otherwise be legally responsible for the Ordinary Operating Expenses (as defined in the Amended and Restated Expense Support Agreement) incurred by or on behalf of the Fund that exceed 1/12th of 1.50% per month based on the Fund’s previous month’s total assets (the “Expense Cap”). The Fund will pay and otherwise be legally responsible for Ordinary Operating Expenses up to the Expense Cap incurred by it or by others on its behalf until the end of the Expense Payment Period and for all Ordinary Operating Expenses incurred by it or others on its behalf on and after the Expense Payment Period.

VOLUNTARY INCENTIVE FEE WAIVER

Effective April 1, 2025, the Adviser agreed to voluntarily and irrevocably waive any Incentive Fee due from the Fund to the Adviser through the period ending June 30, 2025, pursuant to the Investment Advisory Agreement between the Fund and the Adviser.

Effective July 1, 2025, the Adviser agreed to voluntarily and irrevocably waive any Incentive Fee due from the Fund to the Adviser through the period ending September 30, 2025, pursuant to the Investment Advisory Agreement between the Fund and the Adviser.